UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2013

Commission File Number: 1-32575

Royal Dutch Shell plc ———————————————————————————————————
(Translation of registrant’s name into English)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Release Date 1 October 2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 1 October, 2013 it purchased for cancellation 525,000 "B" Shares at a price of 2113.87 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,860,677,003 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,498,189,650

Release Date 2 October 2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 2 October, 2013 it purchased for cancellation 460,000 "B" Shares at a price of 2096.22 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,860,677,003 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,497,729,650

Release Date 3 October 2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 3 October, 2013 it purchased for cancellation 350,000 "B" Shares at a price of 2107.86 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,860,677,003 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,497,379,650

Release Date 4 October 2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 4 October, 2013 it purchased for cancellation 125,000 "B" Shares at a price of 2123.16 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,860,677,003 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,497,254,650

Release Date 7 October 2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 7 October, 2013 it purchased for cancellation 212,038 "B" Shares at a price of 2102.42 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,860,677,003 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,497,042,612

Release Date 8 October 2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 8 October, 2013 it purchased for cancellation 471,479 "B" Shares at a price of 2093.19 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,860,677,003 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,496,571,133

Release Date 9 October 2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 9 October, 2013 it purchased for cancellation 450,000 "B" Shares at a price of 2082.53 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,860,677,003 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,496,121,133

Release Date 10 October 2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 10 October, 2013 it purchased for cancellation 200,000 "B" Shares at a price of 2100.93 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,860,677,003 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,495,921,133

Release Date 11 October 2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 11 October, 2013 it purchased for cancellation 260,000 "B" Shares at a price of 2115.43 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,860,677,003 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,495,661,133

Release Date 14 October 2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 14 October, 2013 it purchased for cancellation 275,000 "B" Shares at a price of 2125.20 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,860,677,003 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,495,386,133

Release Date 15 October 2013
Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 15 October, 2013 it purchased for cancellation 282,215 "B" Shares at a price of 2142.50 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,860,677,003 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,495,103,918

Release Date 16 October 2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 16 October, 2013 it purchased for cancellation 300,000 "B" Shares at a price of 2159.29 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,860,677,003 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,494,803,918

Release Date 17 October 2013

Buyback of Own Shares

• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 17 October, 2013 it purchased for cancellation 425,000 "B" Shares at a price of 2139.53 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,860,677,003 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,494,378,918

Release Date 18 October 2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 18 October, 2013 it purchased for cancellation 120,000 "B" Shares at a price of 2161.05 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,860,677,003 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,494,258,918

Release Date 21 October 2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 21 October, 2013 it purchased for cancellation 280,000 "B" Shares at a price of 2170.44 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,860,677,003 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,493,978,918

Release Date 22 October 2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 22 October, 2013 it purchased for cancellation 310,000 "B" Shares at a price of 2189.99 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,860,677,003 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,493,668,918

Release Date 23 October 2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 23 October, 2013 it purchased for cancellation 400,000 "B" Shares at a price of 2194.29 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,860,677,003 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,493,268,918

Release Date 24 October 2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 24 October, 2013 it purchased for cancellation 350,000 "B" Shares at a price of 2219.01 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,860,677,003 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,492,918,918

Release Date 25 October 2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 25 October, 2013 it purchased for cancellation 165,172 "B" Shares at a price of 2236.08 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,860,677,003 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,492,753,746

Release Date 28 October 2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 28 October, 2013 it purchased for cancellation 300,000 "B" Shares at a price of 2232.47 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,860,677,003 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,492,453,746

Release Date 29 October 2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 29 October, 2013 it purchased for cancellation 435,567 "B" Shares at a price of 2263.07 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,860,677,003 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,492,018,179

Release Date 30 October 2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 30 October, 2013 it purchased for cancellation 560,000 "B" Shares at a price of 2282.74 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,860,677,003 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,491,458,179

Release Date 31 October 2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 31 October, 2013 it purchased for cancellation 560,000 "B" Shares at a price of 2171.28 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,860,677,003 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,490,898,179

Release Date 1 November  2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 1 November, 2013 it purchased for cancellation 467,030 "B" Shares at a price of 2185.21 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,860,677,003 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,490,431,149

Release Date 4 November  2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 4 November, 2013 it purchased for cancellation 600,000 "B" Shares at a price of 2195.28 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,860,677,003 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,489,831,149

Release Date 5 November 2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 5 November, 2013 it purchased for cancellation 600,000 "B" Shares at a price of 2174.29 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,860,677,003 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,489,231,149

Release Date 6 November 2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 6 November, 2013 it purchased for cancellation 600,000 "B" Shares at a price of 2183.88 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,860,677,003 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,488,631,149

Release Date 7 November 2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 7 November, 2013 it purchased for cancellation 600,000 "B" Shares at a price of 2167.68 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,860,677,003 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,488,031,149

Release Date 8 November 2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 8 November, 2013 it purchased for cancellation 600,000 "B" Shares at a price of 2140.46 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,860,677,003 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,487,431,149

Release Date 11 November 2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 11 November, 2013 it purchased for cancellation 380,181 "B" Shares at a price of 2157.26 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,860,677,003 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,487,050,968

Release Date 12 November 2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 12 November, 2013 it purchased for cancellation 560,000 "B" Shares at a price of 2156.60 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,860,677,003 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,486,490,968

Release Date 13 November 2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 13 November, 2013 it purchased for cancellation 650,000 "B" Shares at a price of 2129.43 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,860,677,003 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,485,840,968

Release Date 14 November 2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 14 November, 2013 it purchased for cancellation 600,000 "B" Shares at a price of 2142.73 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,860,677,003 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,485,240,968

Release Date 15 November 2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 15 November, 2013 it purchased for cancellation 207,506 "B" Shares at a price of 2175.79 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,860,677,003 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,485,033,462

Release Date 18 November 2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 18 November, 2013 it purchased for cancellation 650,000 "B" Shares at a price of 2200.71 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,860,677,003 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,484,383,462

Release Date 19 November 2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 19 November, 2013 it purchased for cancellation 300,000 "B" Shares at a price of 2186.99 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,860,677,003 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,484,083,462

Release Date 20 November 2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 20 November, 2013 it purchased for cancellation 600,000 "B" Shares at a price of 2202.30 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,860,677,003 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,483,483,462

Release Date 21 November 2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 21 November, 2013 it purchased for cancellation 500,000 "B" Shares at a price of 2201.05 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,860,677,003 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,482,983,462

Release Date 22 November 2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 22 November, 2013 it purchased for cancellation 500,000 "B" Shares at a price of 2200.99 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,860,677,003 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,482,483,462
Release Date 25 November 2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 25 November, 2013 it purchased for cancellation 501,293 "B" Shares at a price of 2198.41 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,860,677,003 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,481,982,169

Release Date 26 November 2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 26 November, 2013 it purchased for cancellation 600,000 "B" Shares at a price of 2188.79 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,860,677,003 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,481,382,169

Release Date 27 November 2013

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 27 November, 2013 it purchased for cancellation 600,000 "B" Shares at a price of 2159.94 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,860,677,003 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,480,782,169

Release Date 28 November 2013

Buyback of Own Shares
• • • • • • • • • • • • • •

Royal Dutch Shell plc announces that on 28 November, 2013 it purchased for cancellation 384,676 "B" Shares at a price of 2146.63 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,860,677,003 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,480,397,493

Release Date 29 November 2013

Buyback of Own Shares
• • • • • • • • • • • • • •

Royal Dutch Shell plc announces that on 29 November, 2013 it purchased for cancellation 280,983 "B" Shares at a price of 2146.64 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,860,677,003 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,480,116,510
Release Date 2 December 2013

Buyback of Own Shares
• • • • • • • • • • • • • •

Royal Dutch Shell plc announces that on 2 December, 2013 it purchased for cancellation 400,000 "B" Shares at a price of 2123.14 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,860,677,003 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,479,716,510

Release Date 3 December 2013

Buyback of Own Shares
• • • • • • • • • • • • • •

Royal Dutch Shell plc announces that on 3 December, 2013 it purchased for cancellation 450,000 "B" Shares at a price of 2112.82 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,860,677,003 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,479,266,510

Release Date 4 December 2013

Buyback of Own Shares
• • • • • • • • • • • • • •

Royal Dutch Shell plc announces that on 4 December, 2013 it purchased for cancellation 894,065 "B" Shares at a price of 2103.50 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,860,677,003 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,478,372,445

Release Date 5 December 2013

Buyback of Own Shares
• • • • • • • • • • • • • •

Royal Dutch Shell plc announces that on 5 December, 2013 it purchased for cancellation 650,000 "B" Shares at a price of 2089.12 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,860,677,003 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,477,722,445

Release Date 6 December 2013

Buyback of Own Shares
• • • • • • • • • • • • • •

Royal Dutch Shell plc announces that on 6 December, 2013 it purchased for cancellation 600,000 "B" Shares at a price of 2151.49 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,860,677,003 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,477,122,445

Release Date 9 December 2013

Buyback of Own Shares
• • • • • • • • • • • • • •

Royal Dutch Shell plc announces that on 9 December, 2013 it purchased for cancellation 572,460 "B" Shares at a price of 2159.99 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,860,677,003 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,476,549,985

Release Date 10 December 2013

Buyback of Own Shares
• • • • • • • • • • • • • •

Royal Dutch Shell plc announces that on 10 December, 2013 it purchased for cancellation 600,000 "B" Shares at a price of 2173.27 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,860,677,003 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,475,949,985

Release Date 11 December 2013

Buyback of Own Shares
• • • • • • • • • • • • • •

Royal Dutch Shell plc announces that on 11 December, 2013 it purchased for cancellation 295,023 "B" Shares at a price of 2172.99 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,860,677,003 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,475,654,962

Release Date 12 December 2013

Buyback of Own Shares
• • • • • • • • • • • • • •

Royal Dutch Shell plc announces that on 12 December, 2013 it purchased for cancellation 800,000 "B" Shares at a price of 2176.55 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,860,677,003 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,474,854,962

Release Date 13 December 2013

Buyback of Own Shares
• • • • • • • • • • • • • •

Royal Dutch Shell plc announces that on 13 December, 2013 it purchased for cancellation 581,104 "B" Shares at a price of 2156.42 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,860,677,003 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,474,273,858

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This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell
International Finance B.V. (Registration Numbers 333-177588 and 333-177588-01);
and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc
(Registration Numbers 333-126715, 333-141397 and 333-171206).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc

Date: 16 December 2013	By:	/s/M.C.M. Brandjes
	Name:	M.C.M. Brandjes
	Title:	Company Secretary